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                                                                             Exhibit 12(b)

PP&L, INC. AND SUBSIDIARIES, CONSOLIDATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)
                                           1997     1996     1995     1994     1993
Fixed charges, as defined:
  Interest on long-term debt ............   $195     $207     $213     $214     $226
  Interest on short-term debt
     and other interest .................     17       11       18       18       13
  Amortization of debt discount, expense
    and premium - net....................      2        2        2        2        2
  Interest on capital lease
    obligations
      Charged to expense ................      9       13       15       12        9
      Capitalized .......................      2        2        2        1        1
  Estimated interest component of
    operating rentals ...................     15        8        8        6        5
  Proportionate share of fixed charges
    of 50-percent-or-less-owned
    persons .............................      1        1        1        1        1

          Total fixed charges ...........   $241     $244     $259     $254     $257

Earnings, as defined:
  Net income ............................   $348     $357     $352     $243     $348
  Less undistributed income of less
    than 50-percent-owned persons ......                                                 -
                                             348      357      352      243      348

Add (Deduct):
  Federal income taxes ..................    169      189      195      199      163
  State income taxes ....................     59       64       62       77       64
  Deferred income taxes .................     29       10       15      (45)      22
  Investment tax credit - net ...........    (10)     (10)     (11)     (12)     (14)
  Income taxes on other income and
    deductions - net ....................      1       (2)      26      (38)      (1)
  Amortization of capitalized
    interest on capital leases ..........      2        4        6        9       12
  Total fixed charges as above
    (excluding capitalized interest
    on capital lease obligations) .......    239      243      257      253      256

          Total earnings ................   $837     $855     $902     $686     $850

Ratio of earnings to fixed
  charges ...............................   3.47     3.50     3.48     2.70     3.31

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